FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2018

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Interim Results 2018

National Westminster Bank Plc
Results for the half year ended 30 June 2018

NatWest Group reported an attributable profit of £1,589 million, compared with £1,496 million in H1 2017, primarily driven by the non-repeat of losses incurred from NatWest Group Holdings Corp (NWGH) of £363 million in H1 2017, offset by increased operating expenses in H1 2018, resulting from the transfer of shared services activities from NatWest Markets Plc (NWM Plc) in preparation for ring-fencing. Following these transfers, NatWest (NatWest parent bank entity) now supports core business activities across the RBS Group.

Income resilient in a competitive market:
Across Personal & Business Banking (UK PBB) and Commercial & Private Banking (CPB) income increased by £274 million, 8%, compared with H1 2017 but excluding one-off losses incurred in H1 2017, was broadly stable largely as a result of entity restructuring activities in preparation for ring-fencing. The Group’s total income increased by £59 million, or 1%.

Lower costs through continued transformation and increased digitisation offset by the transfer of shared service related activities:
●
NatWest has become the main provider of shared services activities for the Group in preparation for ring-fencing. Principally as a result of the transfer of shared services activities, operating expenses increased by £244 million, 13%, to £2,183 million.

Legacy issues diminishing:
●
Entered in to a Memorandum of Understanding with the Trustees of the Main scheme of the RBS Group Pension Fund to address the historical funding weakness of the pension scheme, recognising a pre-tax £2.0 billion contribution against reserves.

Capital adequacy:
●	The Common Equity Tier 1 (CET1) ratio decreased by 700 basis points to 16.5%, mainly due to increases in RWAs resulting from the Ring-Fencing Transfer Scheme (RFTS).

Ring-fencing preparation in H1 2018:
NatWest Group Holdings Corp (NWGH) which wholly owns NatWest Markets Securities Inc. (NWMSI) (formerly RBS Securities Inc. renamed in Q2 2018) was transferred to NatWest Markets Plc (formerly RBS plc) in Q1 2018 in preparation for ring-fencing. NWGH was previously a direct subsidiary of NatWest. Accordingly, the comparative income statement and related notes re-present NWGH’s losses as discontinued operations for the H1 2017 comparative period, together with NWGH presented as a disposal group at 31 December 2017.

On the 30 April 2018 a RFTS was completed that included the transfer of:

●	Treasury related activities and balances from NWM Plc to NatWest.
●	Shared services activities transferred from NWM Plc to NatWest. NatWest will now be the main shared services provider for the RBS Group.

Presentation of information
National Westminster Bank Plc (‘NatWest’) is a wholly-owned subsidiary of NatWest Holdings Limited (‘NatWest Holdings’ or ‘the holding company’). NatWest Holdings is owned by NatWest Markets plc, (formerly The Royal Bank of Scotland plc (RBS plc) renamed in Q2 2018) (NWM Plc or ‘intermediate holding company’) and its ultimate holding company is The Royal Bank of Scotland Group plc (the ‘ultimate holding company’ or ‘RBSG’). The ‘Group’ or ‘NatWest Group’ comprises NatWest and its subsidiary and associated undertakings. ‘RBS Group’ comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Analysis of operating profit

The following tables provide a segmental analysis of operating profit by main income statement captions(1).

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit
Half year ended 30 June 2018	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,876	463	2,339	(1,180)	(102)	1,057

Commercial Banking	783	423	1,206	(611)	(70)	525
Private Banking	215	121	336	(209)	-	127

Commercial & Private Banking	998	544	1,542	(820)	(70)	652

Central items & other	(75)	600	525	(183)	14	356
Total	2,799	1,607	4,406	(2,183)	(158)	2,065

Half year ended 30 June 2017

UK Personal & Business Banking	1,852	286	2,138	(1,105)	(87)	946

Commercial Banking	774	424	1,198	(484)	(40)	674
Private Banking	187	84	271	(177)	(5)	89
Commercial & Private Banking	961	508	1,469	(661)	(45)	763
Central items & other	(107)	847	740	(173)	-	567
Total	2,706	1,641	4,347	(1,939)	(132)	2,276

Note:
(1) The segments presented are those which relate to the Group not the RBS Group

Group business review

Total income
Total income increased by £59 million, 1%, to £4,406 million compared with £4,347 million in H1 2017.

● Net interest income increased by £93 million, 3%, to £2,799 million, compared with £2,706 million in H1 2017, reflecting increases in:
o UK PBB, £24 million to £1,876 million driven by mortgage balance growth, albeit with lower interest margins on new business, offset by an increase in interest expense on savings;
o Commercial Banking, £9 million to £783 million primarily driven by the transfer in of the Western Europe loan portfolio from NWM Plc in preparation for ring-fencing and loan portfolio growth, offset by an increase in interest expense on savings;
o Private Banking, £28 million to £215 million, consisting of an increase in income from growth in mortgage and business term lending, offset by an increase in interest expense on savings;
o With the remainder of the increase, £32 million, primarily reflecting Treasury money market positions.

● Non-interest income decreased by £34 million, 2%, to £1,607 million, compared with £1,641 million in H1 2017. The decrease was comprised of reductions in other operating income of £97 million and income from
       trading   activities of £6 million reflecting IFRS and market volatility in relation to hedging activities. This was offset by increases in net fees and commissions income of £23 million, which included an increase in mortgage fee income of £15 million, and a gain on redemption of own debt of £46 million following the redemption of debt securities in H1 2018.
o The decrease in other operating income reflects the non-repeat of income generated by the sale of subsidiaries (RBS International, £444 million and Ulster Bank Ireland Holdings, £132 million) in H1 2017 in preparation for ring-fencing, together with the sale of Vocalink, £63 million. This was offset by income from the disposal of NWGH and the transfer in of shared services activities in H1 2018.

Financial review Group business review continued Operating expenses
Operating expenses increased by £244 million, 13%, to £2,183 million, compared with £1,939 million in H1 2017. Increases in staff costs of £307 million, 73%, to £730 million, premises and equipment costs of £116 million to £234 million, depreciation and amortisation costs of £62 million to £197 million primarily reflects shared service activities costs and the Treasury business transferring from NWM Plc in Q2 2018 in preparation for ring-fencing. Other administrative expenses decreased by £248 million to £1,015 million, compared with £1,263 million in H1 2017, primarily due to a reduction in legal entity recharges as shared service costs are included directly.

Impairments
Impairment losses increased by £26 million, 20%, to £158 million, compared with £132 million in H1 2017, primarily driven by increased impairments in UK PBB, £15 million, and Commercial Banking, £30 million, offset by a reduction in impairments in Private Banking, £5 million.

Personal & Business Banking (UK PBB)
UK PBB operating profit was £1,057 million, compared with £946 million in H1 2017. Net interest income increased by £24 million, 1%, to £1,876 million compared with £1,852 million in H1 2017, principally reflecting £26 million in relation to mortgage balance growth, albeit with mortgage market pricing pressure from a competitive market. This was offset with by an increase in interest expense principally due to deposit growth and margin benefits partly offset by mortgage margin reductions. Non-interest income increased by £177 million, 62%, to £463 million, primarily reflecting the non repeat of a one off charge in H1 2017 in respect of the disposal of UBIH. Operating expenses increased by £75 million to £1,180 million. Impairment losses increased by £15 million, 17%, to £102 million, compared with £87 million in H1 2017, largely driven by fewer portfolio releases, lower recoveries following debt sales and one-off adjustments in business and commercial. Loans and advances to customers increased by £2.2 billion, to £125.8 billion, compared with £123.7 billion at 31 December 2017, with the increase driven by continued mortgage growth. Customer deposits increased by £1.2 billion, 1%, to £136.8 billion, compared with £135.6 billion at 31 December 2017, driven by growth in personal savings and business deposits.

Commercial & Private Banking (CPB)
Commercial Banking
Commercial Banking operating profit was £525 million, compared with £674 million in H1 2017. Net interest income increased by £9 million, 1%, to £783 million, compared with £774 million in H1 2017, primarily as a result of the migration of Western Europe customers from NWM Plc in preparation for ring-fencing and growth in other corporate lending, offset by an increase in interest expense, principally due to the phasing in of the base rate rise in November 2017. Non-interest income was stable, decreasing by £1 million to £423 million. Operating expenses increased by £127 million to £611 million. Impairment losses increased by £30 million, 75%, to £70 million, primarily due to credit impaired loans. Loans and advances to customers increased by £2.9 billion to £58.2 billion, primarily due to the migration of Western Europe customer loans, £3.0 billion, in preparation for ring-fencing. Customer deposits reduced by £0.5 billion, 1%, to £65.8 billion, compared with £66.3 billion at 31 December 2017, driven by the outflow of large corporate deposits.

Private Banking

Private Banking operating profit was £127 million compared with £89 million in H1 2017. Total income was £336 million compared with £271 million in H1 2017, comprised of increases in net interest income, £28 million, principally in relation Treasury funding, and an increase in non-interest income, £37 million, driven by the transfer in of the Collective Investment business. Operating expenses increased by £32 million to £209 million. Impairments were nil for H1 2018, compared with £5 million in H1 2017. Loans and advances to customers increased by £0.4 billion, reflecting a £0.4 billion increase in mortgage lending. Deposits remained stable at £24.6 billion.
Note:
(1)  The increase in operating expenses across the segments reflects the allocation of central function costs within Central functions. These costs were not allocated to the segments in H1 2017.

Financial review

Balance sheet commentary

The balance sheet movements in the period are materially impacted by the Treasury and other transfers completed in the period. The balance sheet is presented on page 8 and an analysis of the key movements is on page 5.

Assets
Total assets increased by £16.8 billion to £357.7 billion at 30 June 2018, compared with £340.8 billion at 31 December 2017.

Movements due to the RFTS and Treasury transfers;
●
Cash and balances at central banks increased by £39.9 billion to £75.6 billion, compared with £35.8 billion. The increase primarily reflects the increase in placements of cash as a result of moving certain Treasury activities to the Group.

●
Loans and advances to banks decreased by £52.0 billion to £27.9 billion, compared with £79.8 billion. The reduction mainly relates to balances with fellow subsidiaries transferring from NWM Plc and being placed directly with the Bank of England.

●
Debt securities increased by £43.4 billion to £45.0 billion, primarily reflecting Treasury bonds transferred in, £41.9 billion, together with the purchase of mortgage backed securities, £0.6 billion, with the remainder of the increase primarily comprised of bonds for optimising liquidity.

Other business movements:
●
Loans and advances to customers increased by £6.7 billion, 3% to £198.6 billion, reflecting increases in UK PBB (£2.2 billion), Commercial Banking (£2.9 billion) and Private Banking (£0.4 billion), together with the novation of lending (£1.1 billion), to a direct subsidiary of NatWest and other inter-company loans, £0.6 billion, from NWM Plc in preparation for ring-fencing. The increase in UK PBB was driven by mortgage lending growth of £2.3 billion. In Commercial Banking, a reduction of £0.8 billion in Invoice Finance facilities was more than offset by the migration of Western Europe customer loans, £3.0 billion, as part of ring-fence preparation, and an increase in other large corporate lending of £1.0 billion. The increase in Private Banking was primarily in relation to personal mortgages.

●
Deferred tax increased by £780 million to £1,859 million, reflecting tax on retirement benefit liabilities, on account of additional funding being committed to the Main scheme, with the remainder of the increase due to transfers from NWM Plc in preparation for ring-fencing.

● Assets of disposal groups decreased by £24.5 billion to £0.1 billion, reflecting the transfer of NWGH to NWM Plc in Q1 2018.
Liabilities Total liabilities increased by £13.8 billion to £338.3 billion at 30 June 2018, compared with £324.5 billion at 31 December 2017.
Movements due to the RFTS and Treasury transfers;
●
Deposits by banks increased by £24.9 billion to £78.8 billion, reflecting the transfer of inter-company deposits from NWM Plc together with a £2.0 billion increase in the Bank of England’s Term Funding Scheme drawdowns.

● Debt securities in issue increased by £5.4 billion to £5.8 billion, compared with £0.4 billion, reflecting the transfer of Treasury covered bonds from NWM Plc.

Other business movements
●
Customer deposits increased by £7.7 billion to £241.1 billion, compared with £233.4 billion. The increase primarily reflects growth in UK PBB savings and business deposits, £1.2 billion, the transfer in of deposits from NWM Plc in preparation for ring-fencing, £7.0 billion, offset by a reduction in Commercial Banking deposits, £0.5 billion, driven by the outflow of large corporate deposits.

●
Retirement benefit liabilities increased by £2.0 billion, from £31 million at 31 December 2017. The increase reflects a commitment to provide £2.0 billion in additional funding to the Main scheme, following an agreement reached with the Main scheme Trustees.

●	Liabilities of disposal groups decreased by £23.8 billion to nil, reflecting the transfer of NWGH to NWM Plc in Q1 2018

Equity
Total equity increased by £3.0 billion, 19%, to £19.4 billion, compared with £16.4 billion at 31 December 2017. The increase reflects an equity issuance to NatWest Holdings Limited, US$3.3 billion (£2.4 billion), in preparation for ring-fencing and H1 2018 attributable profit and the transfer of reserves from NWM Plc. This was offset by the impact on equity from the planned contribution to the Main scheme and the distribution of NWGH.

Term Funding Scheme
The RBS Group has received £19 billion of funding under the Bank of England’s Term Funding Scheme as at 30 June 2018, unchanged from 31 December 2017. From 1 January 2018, the participation of the scheme was entirely within NatWest (at December 2017, £2.0 billion had been drawn by NWM Plc). This scheme has now closed so no new drawings will be made. Repayment of the funding is due to be completed over a four year period.

Financial review

Key balance sheet movements in the period

The following table summarises the balance sheet movements.
		Treasury
	31 December	Business	Business	Other	Business	30 June
	2017	acquired	transfers	transfers	movements	2018
	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Cash and balances at central banks (1)	35.8	-	46.0	-	(6.2)	75.6
Loans and advances
- to banks	1.9	0.3	-	-	0.7	2.9
- to customers (2)	191.9	-	-	3.0	2.6	197.5
- due from intermediate holding company
and fellow subsidiaries (3)	77.9	-	(51.1)	-	(0.8)	26.0
Debt securities - liquidity portfolio	-	41.9	-	-	3.1	45.0
Derivatives (4)	2.3	1.3	-	-	-	3.6
Assets of disposal groups (5)	24.5	-	-	(24.4)	-	0.1
Other assets (6)	6.5	-	-	2.0	(1.5)	7.0
Total assets	340.8	43.5	(5.1)	(19.4)	(2.1)	357.7
Liabilities
Deposits
- by banks	20.5	1.7	-	-	(0.4)	21.8
- by customers	226.6	-	3.2	-	0.8	230.6
- due to intermediate holding company
and fellow subsidiaries (3)	40.1	-	26.7	-	0.6	67.4
Debt securities in issue (7)	0.4	5.1	-	-	0.3	5.8
Derivatives (4)	3.2	1.7	-	-	(0.4)	4.5
Liabilities of disposal groups (5)	23.8	-	-	(23.8)	-	-
Other liabilities (8)	9.9	-	-	1.7	(3.4)	8.2
Total Liabilities	324.5	8.5	29.9	(22.1)	(2.5)	338.3

Notes:

(1)	Includes the migration of Treasury cash on deposit with central banks related to the Treasury activities transferred to the Group.
(2)	Includes the transfer in of the Western Europe loan portfolio (£3.0 billion) from NWM Plc in preparation for ring-fencing.
(3)
Includes the net impact of the Treasury funding activities transferred to the Group, in addition to other transfers completed in preparation for ring-fencing. Includes both loans and advances and deposits to/from banks and customers.

(4)	Transfer balances are all in relation to derivatives with the intermediate holding company and fellow subsidiaries.
(5)
NatWest Group Holdings Corp (NWGH), which was a direct subsidiary of the Group, and which wholly owns NatWest Markets Securities Inc. (NWSSI) (formerly RBSSI, renamed in Q2 2018), which was transferred to NatWest Markets Plc in Q1 2018 in preparation for ring-fencing.

(6)	The Other transfers include amounts relating to the transfer of the shared services activity from NWM Plc to the Group. These transfers mainly relate to property, plant and equipment.
(7)	The transfer relate to the covered bond securities.
(8)	The Other transfers include amounts relating to the transfer of the shared services activity from NWM Plc to the Group. These transfers mainly relate to accruals and other liabilities.

Financial review

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for the Bank are set out below. Regulatory capital is monitored and reported at legal entity level for significant subsidiaries of the RBS Group.

	30 June 2018	31 December 2017
Risk asset ratios	%	%
CET1	16.5	23.5
Tier 1	19.6	23.5
Total	21.9	30.9

Capital	£m	£m
CET1	12,007	13,301
Tier 1	14,290	13,301
Total	15,932	17,536

Risk-weighted assets
Credit risk
- non-counterparty	60,756	48,575
- counterparty	290	266
Market risk	55	136
Operational risk	11,660	7,724
Total RWAs	72,761	56,701

Leverage (1)
Leverage exposure (£m) (CRR basis)	319,321	213,474
Tier 1 capital (£m)	14,290	13,301
Leverage ratio (%)	4.5	6.2

Notes:
(1)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

(2)	CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.

Key points
●	The CET 1 ratio decreased by 700 basis points to 16.5%, mainly due to increased RWAs resulting from the RFTS.
●	RWAs increased by £16.1 billion and the leverage ratio on a PRA transitional basis has reduced to 4.5%, both of which are driven by the exposure increases resulting from the RFTS.

Condensed consolidated income statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Interest receivable	3,377	3,058
Interest payable	(578)	(352)

Net interest income	2,799	2,706

Fees and commissions receivable	1,054	1,029
Fees and commissions payable	(243)	(241)
Income from trading activities	69	75
Gain on redemption of own debt	46	-
Other operating income	681	778

Non-interest income	1,607	1,641

Total income	4,406	4,347
Operating expenses	(2,183)	(1,939)

Profit before impairment losses	2,223	2,408
Impairment losses	(158)	(132)

Operating profit before tax	2,065	2,276
Tax charge	(473)	(417)

Profit before continuing operations	1,592	1,859
Loss from discontinued operations, net of tax	(3)	(363)

Profit for the year	1,589	1,496

Attributable to:
Non-controlling interests	3	1
Ordinary shareholders	1,586	1,495
	1,589	1,496

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2018 (unaudited)

Profit for the period	1,589	1,496
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	-	(26)
Fair value through other comprehensive income (FVOCI) (1)	(6)	-
Funding commitment to retirement benefit schemes (2)	(2,000)	-
Tax	516	5
	(1,490)	(21)
Items that do qualify for reclassification
FVOCI financial assets (1)	457	(312)
Currency translation	(390)	(710)
Tax	(135)	14
	(68)	(1,008)

Other comprehensive loss after tax	(1,558)	(1,029)

Total income for the period	31	467

Attributable to:
Non-controlling interests	3	1
Ordinary shareholders	28	466
	31	467

Notes:
(1)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

(2)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees.  Under the MoU NatWest will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

Condensed consolidated balance sheet as at 30 June 2018 (unaudited)

	30 June	31 December
	2018	2017
	£m	£m

Assets
Cash and balances at central banks	75,649	35,799
Amounts due from intermediate holding company and fellow subsidiaries	24,929	77,926
Other loans and advances to banks	2,939	1,919
Loans and advances to banks	27,868	79,845
Amounts due from fellow subsidiaries	1,057	-
Other loans and advances to customers	197,531	191,889
Loans and advances to customers	198,588	191,889
Debt securities	45,023	1,612
Equity shares	42	43
Settlement balances	2	3
Amounts due from intermediate holding company and fellow subsidiaries	3,202	1,709
Other derivatives	353	606
Derivatives	3,555	2,315
Intangible assets	1,015	522
Property, plant and equipment	3,262	2,580
Deferred tax	1,859	1,079
Prepayments, accrued income and other assets	746	630
Assets of disposal groups	67	24,526

Total assets	357,676	340,843

Liabilities
Amounts due to intermediate holding company and fellow subsidiaries	56,936	33,303
Other deposits by banks	21,846	20,544
Deposits by banks	78,782	53,847
Amounts due to fellow subsidiaries	10,490	6,774
Other customer accounts	230,599	226,598
Customer accounts	241,089	233,372
Debt securities in issue	5,808	396
Settlement balances	32	4
Amounts due to intermediate holding company and fellow subsidiaries	4,334	2,966
Other derivatives	120	212
Derivatives	4,454	3,178
Provisions for liabilities and charges	1,395	1,398
Accruals and other liabilities	2,019	2,646
Retirement benefit liabilities	2,033	31
Amounts due to intermediate holding company	1,400	4,515
Other subordinated liabilities	1,266	1,240
Subordinated liabilities	2,666	5,755
Liabilities of disposal groups	-	23,849

Total liabilities	338,278	324,476

Equity
Non-controlling interests	10	81
Owners’ equity	19,388	16,286
Total equity	19,398	16,367

Total liabilities and equity	357,676	340,843

Condensed consolidated statement of changes in equity for the half year ended 30 June 2018 (unaudited)
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m
Called up share capital - at beginning and end of period	1,678	1,678
Paid-in equity - at beginning of period	-	-
Securities issued during the year (1)	2,370	-
At end of period	2,370	-
Share premium - at beginning and end of period	2,225	2,225
Merger reserve - At beginning of period	-	-
Transfer from intermediate holding company (2)
- gross	553	-
- tax	124	-
At end of period	677	-
Fair value through other comprehensive income reserve - at beginning of period (3)	(5)	307
Implementation of IFRS 9 on 1 January 2018 (3)	46	-
Unrealised gains	35	131
Realised gains	(38)	(443)
Tax	(11)	-
Transfer from intermediate holding company (2)
- gross	460	-
- tax	(124)	-
At end of period	363	(5)
Foreign exchange reserve - at beginning of period	826	1,626
Retranslation of net assets	(42)	20
Foreign currency gains/(losses) on hedges of net assets	4	(55)
Tax	-	14
Recycled to profit or loss on disposal of businesses	(352)	(675)
At end of period	436	930
Capital redemption reserve - at beginning and end of period	796	647
Retained earnings - at beginning of period	10,766	9,097
Implementation of IFRS 9 on 1 January 2018	(317)	-
Profit/(loss) attributable to ordinary shareholders
- continuing operations	1,589	1,858
- discontinued operations	(3)	(363)
Distribution (4)	(902)	-
Capital contribution (5)	1,200	51
Realised losses in period on FVOCI equity shares	(6)	-
Remeasurement of retirement benefit schemes
- gross	-	(26)
- tax	-	5
Funding commitment to retirement benefit schemes (5)
- gross	(2,000)	-
- tax	516	-
At end of period	10,843	10,622
Owners’ equity at end of period	19,388	16,097
Non-controlling interests - at beginning of period	81	420
Profit attributable to non-controlling interests	3	1
Equity transferred from fellow subsidiary	-	8
Equity withdrawn and disposals	(74)	(345)
At end of period	10	84
Total equity at end of period	19,398	16,181
Total equity is attributable to:
Non-controlling interests	10	84
Ordinary shareholders	19,388	16,097
	19,398	16,181

Notes:
(1)	AT1 capital notes totalling £2.4 billion issued in April 2018 in preparation for ring-fencing
(2)
During H1 2018 the Bank acquired RBS Treasury at net asset value. As described in Note 8, the assets, liabilities and IFRS reserves were recognised at inherited values. The difference has been recognised in the merger reserve.

(3)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

(4)	On 2 March 2018, in preparation for ring-fencing, NatWest Group Holdings Corp, parent of NatWest Markets Securities Inc, was distributed to NatWest Markets plc.
(5)
On 17 April 2018 the RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees and agreed to contribute £1.2 billion to the ring-fenced bank.  Under the MoU NatWest will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution will be made later in 2018.

Condensed consolidated cash flow statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Operating activities
Operating profit before tax from continuing operations	2,065	2,276
Loss before tax from discontinued operations	(3)	(359)
Adjustments for non-cash items	(4,291)	(515)
	(2,229)	1,402
Changes in operating assets and liabilities	41,173	9,427

Net cash flows from operating activities before tax	38,944	10,829
Income taxes received/(paid)	48	(8)
Net cash flows from operating activities	38,992	10,821
Net cash flows from investing activities	(40,295)	4,386
Net cash flows from financing activities	548	(361)
Effects of exchange rate changes on cash and cash equivalents	589	(563)

Net (decrease)/increase in cash and cash equivalents	(166)	14,283
Cash and cash equivalents at beginning of period	97,940	79,764

Cash and cash equivalents at end of period	97,774	94,047

Notes

1. Basis of preparation
The Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as adopted in the EU. They should be read in conjunction with the 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 29. The risk factors which could materially affect the Group’s future results are described on pages 33 and 34.

Having reviewed the Group’s forecasts, projections, and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2018 have been prepared on a going concern basis.

2. Accounting policies
In July 2014, the IASB published IFRS 9 ‘Financial instruments’ with an effective date of 1 January 2018. For further details see pages 111 and 112 of the Group’s 2017 Annual Report and Accounts and the Appendix (which is consistent with the RBS Group February 2018 IFRS 9 Transition report). There will be no restatement of accounts prior to 2018. The impact on the Group’s balance sheet at 1 January 2018 is as follows:

		Impact of IFRS 9
			Expected
	31 December	Classification &	credit		1 January
	2017	measurement	losses	Tax	2018
	£m	£m	£m	£m	£m
Cash and balances at central banks	35,799	-	-	-	35,799
Net loans and advances to banks	79,845	-	(19)	-	79,826
Net loans and advances to customers	191,889	(54)	(301)	-	191,534
Debt securities and equity shares	1,655	47	-	-	1,702
Other assets	29,340	-	-	97	29,437

Total assets	340,843	(7)	(320)	97	340,613

Total liabilities	324,476	-	44	(3)	324,517
Total equity	16,367	(7)	(364)	100	16,096
Total liabilities and equity	340,843	(7)	(320)	97	340,613

The Group’s principal accounting policies are as set out on pages 101 to 109 of the 2017 Annual Report and Accounts. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9 as mentioned above. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s 2018 Interim results. Note 8 describes the accounting applied to the acquisition of businesses under common control.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to provisions for liabilities, deferred tax and loan impairment provisions. These critical accounting policies and judgements are described on pages 109 to 112 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superceded on the adoption of IFRS 9 for which details are included in the Appendix (which is consistent with the details included in the RBS Group February 2018 IFRS 9 Transition report).

Notes

3. Operating expenses	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Staff costs	(730)	(423)
Premises and equipment	(234)	(118)
Other administrative expenses (1)	(1,015)	(1,263)
Depreciation and amortisation	(197)	(135)
Write down of other intangible assets	(7)	-

	(2,183)	(1,939)

Note:
(1)	Includes costs relating to customer redress and litigation and other regulatory - refer to Note 9 for further details.

4. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19% (2017 - 19.25%) as analysed below:
	Half year ended
	30 June	30 June
	2018	2017
	£m	£m

Profit before tax	2,065	2,276

Expected tax charge	(392)	(438)
Losses and temporary differences in period where no deferred tax asset recognised	1	-
Foreign profits taxed at other rates	(2)	-
Items not allowed for tax
- losses on disposals and write-downs	(24)	(72)
- UK bank levy	(14)	-
- regulatory and legal actions	(3)	6
- other disallowable items	-	(2)
Non-taxable items
- non taxable gain on transfer of fellow subsidiaries	97	180
- other	3	24
Taxable foreign exchange movements	-	(1)
Losses brought forward and utilised	-	(1)
Reduction in carrying value of deferred tax asset in respect of UK losses	(15)	-
Banking surcharge	(124)	(113)

Actual tax charge	(473)	(417)

At 30 June 2018, the Group has recognised a deferred tax asset of £1,859 million (31 December 2017 - £1,079 million) and a deferred tax liability of £23 million (31 December 2017 - £22 million). These include amounts recognised in respect of UK trading losses of £540 million (31 December 2017 - £555 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. The Group has considered the carrying value of this asset as at 30 June 2018 and concluded that it is recoverable based on future profit projections.

Notes

5. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9/IAS 39. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised cost
	MFVPL (1)	FVOCI (2)		Other assets	Total
Assets	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	75,649		75,649
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	36	-	24,893		24,929
- other	44	-	2,895		2,939
Loans and advances to customers
- amounts due from fellow subsidiaries	-	-	1,057		1,057
- other	615	-	196,916		197,531
Debt securities	-	39,213	5,810		45,023
Equity shares	35	7	-		42
Settlement balances	-	-	2		2
Derivatives
- amounts due from intermediate holding company and fellow subsidiaries	3,202				3,202
- other	353				353
Assets of disposal groups				67	67
Other assets				6,882	6,882

30 June 2018	4,285	39,220	307,222	6,949	357,676

	Held-for-			Amortised	Other
	trading	DFV (3)	AFS (4)	cost	assets	Total
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	35,799		35,799
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	22	132	-	77,772		77,926
- other	-	-	-	1,919		1,919
Loans and advances to customers
- other	7	-	-	191,882		191,889
Debt securities	-	-	553	1,059		1,612
Equity shares	-	34	9	-		43
Settlement balances	-	-	-	3		3
Derivatives
- amounts due from intermediate holding company and fellow subsidiaries	1,709					1,709
- other	606					606
Assets of disposal groups					24,526	24,526
Other assets					4,811	4,811

31 December 2017	2,344	166	562	308,434	29,337	340,843

For the notes to this table refer to the next page.

Notes

5. Financial instruments: classification (continued)

	Held-for-		Amortised	Other
	trading	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	3	-	56,933		56,936
- other	-	-	21,846		21,846
Customer accounts
- amounts due to fellow subsidiaries	-	-	10,490		10,490
- repos	-	-	3,160		3,160
- other	58	43	227,338		227,439
Debt securities in issue	172	-	5,636		5,808
Settlement balances	-	-	32		32
Derivatives
- amounts due to intermediate holding company and fellow subsidiaries	4,334				4,334
- other	120				120
Subordinated liabilities
- amounts due to intermediate holding company	-	-	1,400		1,400
- other	-	-	1,266		1,266
Other liabilities			807	4,640	5,447

30 June 2018	4,687	43	328,908	4,640	338,278

	Held-for-		Amortised	Other
	trading	DFV (3)	cost	liabilities	Total
	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	608	-	32,695		33,303
- other	-	-	20,544		20,544
Customer accounts	-	-	-		-
- amounts due to fellow subsidiaries	-	-	6,774		6,774
- other	9	166	226,423		226,598
Debt securities in issue	-	-	396		396
Settlement balances	-	-	4		4
Derivatives
- amounts due to intermediate holding company and fellow subsidiaries	2,966				2,966
- other	212				212
Subordinated liabilities
- amounts due to intermediate holding company	-	-	4,515		4,515
- other	-	-	1,240		1,240
Liabilities of disposal groups				23,849	23,849
Other liabilities			808	3,267	4,075

31 December 2017	3,795	166	293,399	27,116	324,476

Notes:
(1)	Mandatory fair value through profit or loss.
(2)	Fair value through other comprehensive income.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale

With the exception of change the to IFRS 9 from IAS 39 on 1 January 2018, there were no other reclassifications in either the half year ended 30 June 2018 or the year ended 31 December 2017.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2017 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2018 are consistent with those described in Note 9 to the 2017 Annual Report and Account.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.
	30 June 2018				31 December 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances	-	0.6	0.1	0.7	-	0.2	-	0.2
Debt securities - FVOCI (4)	36.8	2.3	0.1	39.2	0.4	0.2	-	0.6
Derivatives	-	3.6	-	3.6	-	2.3	-	2.3

	36.8	6.5	0.2	43.5	0.4	2.7	-	3.1

Proportion	84.6%	14.9%	0.5%	100.0%	12.9%	87.1%	-	100%

Liabilities

Deposits	-	0.1	-	0.1	-	0.8	-	0.8
Debt securities in issue	-	0.2	-	0.2	-	-	-	-
Derivatives	-	4.5	-	4.5	-	3.2	-	3.2

	-	4.8	-	4.8	-	4.0	-	4.0

Proportion	-	100.0%	-	100.0%	-	100%	-	100%

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, mortgage loans, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3) (4)
Level 3 balances at 30 June 2018 comprise loans and advances of £0.1 billion (31 December 2017 - nil) with a sensitivity of +£10 million/-nil (31 December 2017 - nil) and debt securities of £0.1 billion (31 December 2017 – nil) with a sensitivity of +nil/-nil.
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.

Notes

5. Financial instruments: fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2018		31 December 2017
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	27.2	27.5	79.1	79.5
Loans and advances to customers	198.0	196.3	191.9	191.3
Debt Securities	5.8	6.0	1.1	1.1

Financial liabilities
Deposits by banks	69.4	69.7	34.4	35.6
Customer accounts	42.1	42.1	26.9	26.9
Debt securities in issue	5.6	6.0	0.4	0.4
Subordinated liabilities	2.7	2.7	5.8	6.0

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available, otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes

6. Loan impairment provisions
Sector exposure and impairment metrics
The table below summarises exposures subject to the scope of the IFRS 9 expected credit loss (ECL) framework and the related credit impairment and metrics.
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Financial assets:
Personal	120,353	9,498	1,585	131,436
Wholesale	68,053	5,382	1,447	74,882
Total amortised cost	188,406	14,880	3,032	206,318
FVOCI	38,666	-	-	38,666
Balances at central banks	75,122	-	-	75,122
Total	302,194	14,880	3,032	320,106

ECL provision	154	354	1,172	1,680
Of which:
Personal	92	263	543	898
Wholesale	62	91	629	782

ECL provision coverage	0.1	2.4	38.7	0.8
Of which:
Personal (%)	0.1	2.8	34.3	0.7
Wholesale (%)	0.1	1.7	43.5	1.0

ECL charge (£m)				158
Write-offs (£m)				(208)

Flow statements
The impairment provision under IAS 39 at 31 December 2017 was £1,441 million. There was a significant uplift (£364 million) on transition to IFRS 9 resulting in impairment provision of £1,805 million. The impairment provision decreased during the first half to £1,680 million at 30 June 2018 as higher charges were more than offset by write-offs.

In the flow statements in this section, assets transferring from Stage 2 to Stage 3 move from having a probability of default (PD) of less than one to default (that is, a PD equal to one). Closing exposures in this section are consistent with the exposures used in ECL determination. The Other category within the tables reflects items that did not affect the ECL provision balance but which did have an impact on the impairment charge, for example, fortuitous recoveries on previously written-off debt. It is included to show movement in the profit and loss charge but is not part of the flow statement. Assets derecognised represented the effective write down of assets in the period (where ECL was held) as a result of debt sale activity.

The flow statements capture a significant proportion of all the segments except Commercial Banking and Private Banking. Within Commercial Banking loans are shown after accounting for pooling arrangements, which reduced the balance by £6.6 billion, and the exclusion of Lombard and RBS Invoice Finance balances of £12 billion. The associated ECL for Lombard and RBS Invoice Finance portfolios was £119 million as at 30 June following a £33 million ECL reduction since 1 January 2018. This was driven by business-as-usual activities and the discontinuation of credit protection. Private Banking’s ECL provisions were £57 million compared with £54 million at transition and ECL charge for H1 2018 was £1 million.

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - Personal mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	101,534	7	7,212	40	767	95	109,514	142
Transfers from Stage 1 to Stage 2	(1,790)	-	1,790	-	-	-	-	-
Transfers from Stage 2 to Stage 1	1,711	5	(1,711)	(5)	-	-	-	-
Transfers to Stage 3	(20)	-	(106)	(2)	126	2	-	-
Transfers from Stage 3	2	-	61	7	(62)	(7)	-	-

Net re-measurement of ECL on stage transfer	-	(5)	-	3		6		3
Changes in risk parameters (model inputs)	-	(1)	-	1		13		13
Other changes in net exposure	1,468	-	(276)	(2)	(76)	(4)	1,116	(6)
Other	-	-	-	-	-	(2)	-	(2)

Income statement charges/(releases)		(6)		2		13		9
Amounts written off	-	-	-	-	(11)	(11)	(12)	(12)
Unwinding of discount	-	-	-	(1)	-	(10)	-	(11)
At 30 June 2018	102,905	6	6,969	42	744	83	110,618	130

Net carrying amount	102,900		6,927		661		110,487

Notes

6. Loan impairment provisions continued
Sector exposure and impairment metrics continued
	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - personal cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	2,008	37	714	70	73	52	2,795	159
Transfers from Stage 1 to Stage 2	(287)	(6)	287	6	-	-	-	-
Transfers from Stage 2 to Stage 1	216	16	(216)	(16)	-	-	-	-
Transfers to Stage 3	(12)	-	(30)	(7)	42	7	-	-
Transfers from Stage 3	-	-	1	-	(1)	(1)	-	-

Net re-measurement of ECL on stage transfer	-	(13)	-	24	-	23	-	34
Changes in risk parameters (model inputs)	-	(2)	-	(5)	-	-	-	(7)
Other changes in net exposure	(70)	1	130	6	(9)	1	51	8
Other	-	-	-	-	-	(6)	-	(6)

Income statement charges/(releases)		(14)		25		18		29
Amounts written off	-	-	-	-	(23)	(23)	(23)	(23)
Unwinding of discount	-	-	-	-	-	(2)	-	(2)
At 30 June 2018	1,855	33	886	79	82	57	2,823	168

Net carrying amount	1,823		807		25		2,655

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - Personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	3,445	36	1,405	132	537	442	5,387	611
Transfers from Stage 1 to Stage 2	(538)	(7)	538	7	-	-	-	-
Transfers from Stage 2 to Stage 1	286	17	(286)	(17)	-	-	-	-
Transfers to Stage 3	(18)	-	(72)	(19)	90	19	-	-
Transfers from Stage 3	1	-	6	2	(6)	(2)	-	-

Net re-measurement of ECL on stage transfer	-	(14)	-	34	-	45	-	65
Changes in risk parameters (model inputs)	-	1	-	10	-	4	-	15
Other changes in net exposure	586	8	(117)	(4)	(31)	(3)	438	1
Other	-	-	-	-	-	(14)	-	(14)

Income statement charges/(releases)		(5)		41		32		68
Amounts written off	-	-	(1)	(1)	(69)	(69)	(69)	(69)
Assets derecognised	-	-	(1)	(1)	(58)	(58)	(59)	(59)
Unwinding of discount	-	-	-	(1)	-	(6)	-	(7)
At 30 June 2018	3,762	41	1,472	143	463	373	5,696	557

Net carrying amount	3,721		1,329		89		5,140

Notes

6. Loan impairment provisions
Sector exposure and impairment metrics continued

	Stage 1		Stage 2		Stage 3		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
UK PBB - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	4,860	21	512	21	166	119	5,538	161
Transfers from Stage 1 to Stage 2	(218)	(2)	218	2	-	-	-	-
Transfers from Stage 2 to Stage 1	158	5	(158)	(5)	-	-	-	-
Transfers to Stage 3	(10)	-	(22)	(3)	32	3	-	-
Transfers from Stage 3	1	-	4	1	(5)	(1)	-	-

Net re-measurement of ECL on stage transfer	-	(5)	-	8	-	14	-	17
Changes in risk parameters (model inputs)	-	(4)	-	-	-	4	-	-
Other changes in net exposure	143	2	(1)	1	1	9	144	12
Other	-	-	-	-	-	(29)	-	(29)

Income statement charges/(releases)	-	(7)	-	9	-	(2)	-	-
Amounts written off	-	-	-	-	(29)	(29)	(29)	(29)
Unwinding of discount	-	-	-	-	-	(1)	-	(1)
At 30 June 2018	4,934	18	553	25	166	117	5,653	159

Net carrying amount	4,917		529		49		5,494

Commercial Banking
At 1 January 2018	31,526	23	2,463	23	952	408	34,941	454
Transfers from Stage 1 to Stage 2	(848)	(1)	848	1	-	-	-	-
Transfers from Stage 2 to Stage 1	427	3	(427)	(3)	-	-	-	-
Transfers to Stage 3	(87)	-	(117)	(1)	204	1	-	-
Transfers from Stage 3	-	-	87	1	(87)	(1)	-	-

Net re-measurement of ECL on stage transfer	-	(3)	-	9	-	22	-	28
Changes in risk parameters (model inputs)	-	(5)	-	(2)	-	29	-	22
Changes to ECL models	-	-	-	6	-	-	-	6
Other changes in net exposure	3,283	5	(178)	3	38	14	3,143	22
Other	-	-	-	-	-	(6)	-	(6)

Income statement charges/(releases)		(3)		16		59		72
Amounts written off	-	-	-	-	(64)	(64)	(64)	(64)
Unwinding of discount	-	-	-	-	-	(2)	-	(2)
At 30 June 2018	34,301	22	2,676	37	1,043	407	38,020	466

Net carrying amount	34,279		2,639		641		37,559

Notes

7. Discontinued operations and assets and liabilities of disposal groups
NatWest Group Holdings Corp (NWGH), which was a direct subsidiary of NatWest and which wholly owns NatWest Markets Securities Inc (NWMSI) (formerly RBSSI, renamed in Q2 2018), was transferred to RBSG in Q1 2018 in preparation for ring-fencing. Accordingly, NWGH was classified as a disposal group at 31 December 2017 and presented as a discontinued operation, with comparative income statement and related notes re-presented. Loss from discontinued operations, net of tax, for the half year ended 30 June 2018 was £3 million (H1 2017 - £363 million). Net assets of disposal groups at 30 June 2018 were £67 million (31 December 2017 - £677 million).

8. Acquisition of RBS Treasury business
As part of preparations for ring-fencing that takes effect from 1 January 2019, the Group acquired the RBS Group Treasury  business during the H1 2018 for a consideration of net asset value.  In accordance with RBS Group policy, the Group paid book value and recognised the assets and liabilities at inherited values.  Inherited values were those recognised by RBS Group and included the accounting history since initial recognition by RBS Group.  It also included the inheritance of the IFRS reserve of £460 million in respect of instruments recognised at fair value through other comprehensive income.  The merger reserve arising as a result of the transfers will be transferred to retained earnings as the underlying instruments are realised.

Assets and liabilities of RBS Treasury business acquired
Impact of
acquisition
£m

Assets
Loans and advances to banks	258
Debt securities - liquidity portfolio	41,936
Derivatives	1,325
43,519

Liabilities
Deposits by banks and customers	(1,639)
Debt securities in issue - covered bonds	(5,142)
Derivatives	(1,676)
(8,457)
Net assets	35,062

The consideration was substantially satisfied by reductions in the amounts due from NatWest Markets Plc.

9. Provisions for liabilities and charges

	Payment	Other	Litigation and
	protection	customer	other	Property and
	insurance	redress	regulatory	other	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m

At 1 January 2018	632	386	65	315	1,398
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	-	44	44
Acquisition of businesses	-	-	-	326	326
Currency translation and other movements	-	-	-	(11)	(11)
Charge to income statement	-	27	2	59	88
Releases to income statement	-	(42)	(2)	(50)	(94)
Provisions utilised	(176)	(97)	(2)	(81)	(356)

At 30 June 2018	456	274	63	602	1,395

Note:
(1) Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation.

Notes

9. Provisions for liabilities and charges (continued)

Payment Protection Insurance (PPI)
The cumulative charge in respect of PPI is £3.0 billion, of which £2.3 billion (76%) in redress and £0.3 billion in administrative expenses had been utilised by 30 June 2018. Of the £3.0 billion cumulative charge, £2.7 billion relates to redress and £0.3 billion to administrative expenses.

The principal assumptions underlying the NatWest Group’s provision in respect of PPI sales are: assessment of the total number of complaints that NatWest Group will receive before 29 August 2019; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of NatWest Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Future expected	Change in assumption	Consequential change in provision
Assumption			%	£m

Customer initiated complaints (1)	1,570k	226k	+/-5	+/-16
Uphold rate (2)	90%	89%	+/-1	+/-4
Average redress (3)	£1,673	£1,559	+/-5	+/-16
Processing cost per claim (4)	£156	£113	+/-10k claims	+/-1

Notes:
(1)	Claims received directly by NatWest Group to date, including those received via Pelvin (commission) only. Excluding those for proactive mailing and where no PPI policy exists.
(2)	Average uphold rate per customer initiated claims received directly by NatWest Group to end of timebar for both PPI (mis-sale) and Pelvin (commission).
(3)	Average redress for PPI (mis-sale) and Pelvin (commission)pay-outs.
(4)	Processing cost per claim on a valid complaints basis, includes direct staff costs and associated overheads – excluding FOS fees.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to NatWest Group of administering the redress process. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Background information in relation to PPI claims is given in Note 11.

Litigation and other regulatory
NatWest Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of NatWest Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.

Notes

10. Contingent liabilities and commitments

	30 June	31 December
	2018	2017
	£m	£m

Guarantees and assets pledged as collateral security	621	674
Other contingent liabilities	921	871
Standby facilities, credit lines and other commitments	68,483	53,416
Contingent liabilities and commitments	70,025	54,961

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the Group’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

11. Litigation, investigations and reviews
NatWest and its subsidiary and associated undertakings (“NatWest Group”) are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2018 (refer to Note 9).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain Matters described below, NatWest Group has established a provision and in certain of those Matters, it has indicated that it has established a provision. NatWest Group generally does not disclose information about the establishment or existence of a provision for a particular Matter where disclosure of the information can be expected to prejudice seriously NatWest Group’s position in the Matter.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, NatWest Group has not been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. NatWest Group expects that in future periods additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in NatWest Group’s 2017 Annual Report and Accounts on page 203 and in NatWest Group’s 2017 Annual Report on Form 20-F on page 198.

Notes

11. Litigation, investigations and reviews continued
Litigation
Interest rate hedging products litigation
NatWest Group is dealing with a large number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. NatWest Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment dismissing the appeal was handed down on 2 March 2018. The decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. On 24 July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates.

The case of London Bridge Holdings Ltd and others v NatWest Markets Plc had been stayed pending the outcome of the application to appeal to the Supreme Court by PAG. The sum claimed in that case is £446.7 million.

US Anti-Terrorism Act litigation
NatWest is defending a lawsuit filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest with respect to two of the 18 terrorist attacks at issue. On 14 March 2018, the trial court granted a request by NatWest for leave to file a renewed summary judgment motion in respect of the remaining claims, which has now been filed. No trial date has been set.

Investigations and reviews
NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group and/or RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NatWest Group is co-operating fully with the investigations and reviews described below.

Notes

11. Litigation, investigations and reviews continued
FCA review of RBS Group’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (‘Tomlinson Report’). The Tomlinson Report was critical of RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS Group’s Global Restructuring Group (GRG).

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. They were developed with the involvement of the FCA, which agreed that they were appropriate steps for RBS Group to take. On 20 July 2018, RBS Group wrote to all eligible UK customers who had yet to submit a complaint to the GRG complaints process to provide three months’ notice that the complaints process will close to new complaints on 22 October 2018. The closure date for new complaints in the Republic of Ireland is still to be agreed.

NatWest Group estimates the costs associated with the complaints review process and the automatic refund of complex fees to be approximately £223 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the complaints process. Of the £223 million provision, £119 million had been utilised by 30 June 2018.

On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report and confirmed that the FCA had decided to carry out a more focused investigation. The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. On 31 July 2018, the FCA confirmed that it had concluded its investigation and that it does not intend to take disciplinary or prohibitory action against any person in relation to these matters.

Judicial Review of Skilled Person’s role in IRHP review
NatWest has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant was granted permission to appeal that decision, and the appeal hearing took place in May 2018.

The majority of the claims that name NatWest as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against NatWest may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on NatWest Group which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review, the FCA required RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress was paid to certain customers in that sample group.

Notes

11. Litigation, investigations and reviews continued
Following discussions with the FCA after issue of the draft section 166 report, RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That was due to finish at the end of Q1 2018 but the deadline was extended, with completion now anticipated by the end of Q3 2018. This is due to additional products being brought into scope. Phase 2 (covering sales in 2010) started in April 2018 and is targeted for completion by the end of Q4 2018.

In addition, RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to certain customers. Redress was paid to certain customers who took out the structured product.

NatWest Group provisions in relation to investment advice total £105 million to date for these matters, of which £82 million had been utilised by 30 June 2018.

Packaged accounts
As a result of an uplift in packaged current account complaints, RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. NatWest Group has made gross provisions totalling £252 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS Group continues to take into consideration and, where relevant, address the findings from this review.

FCA investigation into the RBS Group’s compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified RBS Group that it was undertaking an investigation into the RBS Group’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS Group is cooperating with the investigations.

Payment Protection Insurance (PPI)
Since 2011, RBS Group has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. NatWest Group is implementing the Policy Statement.

NatWest Group has made provisions totalling £3.0 billion to date for PPI claims. Of the £3.0 billion cumulative provision, £2.6 billion had been utilised by 30 June 2018.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover personal current account (PCA) and SME banking. On 9 August 2016, the CMA published its final report, which outlined a number of remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges, together with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017, which is the primary legal framework setting out the obligations for the implementation of the majority of remedies. At this stage there remains uncertainty around the financial impact of the remedies and so it is not practicable to estimate the potential impact on NatWest Group, which may be material.

Notes

11. Litigation, investigations and reviews continued
FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. On 4 May 2018 the interim report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. Following a period of consultation, the final report is due to be published towards the end of 2018. At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on NatWest Group which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 allowed the FCA to enhance its understanding of existing models and how these impact competition and conduct. On 27 June 2018 the FCA published a project update outlining findings from Phase 1. Phase 2 will now evaluate the impacts of economic, technological, social and regulatory factors on these models.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on NatWest Group, which in due course may be material.

US/Swiss tax programme
In December 2015, Coutts & Co Ltd., a member of NatWest Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DoJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts. Since the signing of the NPA in 2015, Coutts & Co Ltd has identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. Coutts & Co Ltd is in discussions with the DoJ regarding these additional accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd, a member of NatWest Group incorporated in Switzerland, with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. FINMA is currently investigating two former employees in connection with 1MDB.

In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Notes

12. Segmental analysis
The business is organised into the following franchises and reportable segments:

●	UK Personal & Business Banking (UK PBB) which is a single reportable segment;
●	Commercial & Private Banking (CPB) which comprises two reportable segments: Commercial Banking and Private Banking;
●	Central items & other which comprises corporate functions and includes disposal groups.

Analysis of operating profit

The following table provides a segmental analysis of operating profit by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit
Half year ended 30 June 2018	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,876	402	61	2,339	(1,180)	(102)	1,057

Commercial Banking	783	313	110	1,206	(611)	(70)	525
Private Banking	215	108	13	336	(209)	-	127

Commercial & Private Banking	998	421	123	1,542	(820)	(70)	652

Central items & other	(75)	(12)	612	525	(183)	14	356
Total	2,799	811	796	4,406	(2,183)	(158)	2,065

Half year ended 30 June 2017

UK Personal & Business Banking	1,852	417	(131)	2,138	(1,105)	(87)	946

Commercial Banking	774	301	123	1,198	(484)	(40)	674
Private Banking	187	74	10	271	(177)	(5)	89

Commercial & Private Banking	961	375	133	1,469	(661)	(45)	763

Central items & other	(107)	(4)	851	740	(173)	-	567
Total	2,706	788	853	4,347	(1,939)	(132)	2,276

			Half year ended
	30 June 2018			30 June 2017
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,722	9	2,731	2,512	1	2,513

Commercial Banking	1,194	20	1,214	1,153	9	1,162
Private Banking	354	43	397	307	10	317

Commercial & Private Banking	1,548	63	1,611	1,460	19	1,479

Central items & other	957	(72)	885	968	(20)	948

Total	5,227	-	5,227	4,940	-	4,940

Notes

12. Segmental analysis (continued)

Analysis of net fees and commissions
		Commercial	Private	Central items
	UK PBB	Banking	Banking	& other	Total
Half year ended 30 June 2018	£m	£m	£m	£m	£m

Fees and commissions receivable
- Payment services	165	118	16	-	299
- Credit and debit card fees	197	31	6	-	234
- Lending (credit facilities)	192	89	1	-	282
- Brokerage	28	-	3	-	31
- Investment management	20	18	88	-	126
- Trade finance	-	57	-	-	57
- Underwriting fees	-	-	-	-	-
- Other	3	16	9	(3)	25
Total	605	329	123	(3)	1,054

Fees and commissions payable	(203)	(16)	(15)	(9)	(243)

Net fees and commissions	402	313	108	(12)	811

Half year ended 30 June 2017

Fees and commissions receivable
- Payment services	157	123	17	-	297
- Credit and debit card fees	198	32	6	-	236
- Lending (credit facilities)	197	64	1	-	262
- Brokerage	32	-	3	-	35
- Investment management	39	17	50	-	106
- Trade finance	-	68	-	-	68
- Underwriting fees	-	-	-	-	-
- Other	3	12	10	-	25
Total	626	316	87	-	1,029

Fees and commissions payable	(209)	(15)	(13)	(4)	(241)

Net fees and commissions	417	301	74	(4)	788

Total assets and liabilities		30 June 2018			31 December 2017
		Assets	Liabilities	Assets	Liabilities
		£m	£m	£m	£m

UK Personal & Business Banking		129,665	138,741	133,688	140,505

Commercial Banking		63,965	74,319	59,870	87,787
Private Banking		13,728	24,778	29,244	28,115

Commercial & Private Banking		77,693	99,097	89,114	115,902

Central items & other		150,318	100,440	118,041	68,069

Total		357,676	338,278	340,843	324,476

Notes

13. Related party transactions
UK Government
During 2018 the UK Government’s interest in the RBS Group reduced from 70.1% to 62.4%.  The Group continued to transact with bodies controlled by or related to the UK Government on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies.

Service entity
On 30 April 2018, in preparation for ring-fencing, NatWest became the main provider of shared service activities for the RBS Group. This includes Treasury services supporting, as well as providing, services to both the ring-fenced bank (RFB) and non-ring-fenced bank (NRFB).

Other related parties
There have been no material changes to the disclosures concerning the Group’s other related parties included in the 2017 Annual Report and Accounts.

14. Date of approval
The Interim results for the half year ended 30 June 2018 were approved by the Board of directors on 2 August 2018.

15. Post balance sheet events
On 29 June 2018 the Court of Session in Scotland approved a NatWest Markets Plc capital reduction, which was completed on 2 July 2018. As part of the capital reduction, NatWest Holdings, the direct parent company of the Group, transferred to RBSG with effect from 2 July 2018, thereby creating the legal separation of those RBS Group entities that will be within the RFB from those held in the NRFB.

On 31 July 2018, the RBS Group received sanction from the Court of Session in Scotland, following approval from the Prudential Regulation Authority, to implement a second Ring-Fencing Transfer Scheme (RFTS) to transfer the Group’s customer interest rate and foreign exchange derivatives business to NWM Plc.

Other than matters disclosed, there have been no further significant events between 30 June 2018 and the date of approval of this announcement.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

2 August 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwanEwen Stevenson	Francesca Barnes Graham Beale Ian Cormack Alison Davis Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 15 and the IFRS 9 Accounting policies update set out in the Appendix (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
2 August 2018

Preparation for ring-fencing

RBS Group ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group intends to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company, NatWest Holdings. NatWest Markets Plc and RBS International (RBSI) will be separate banks outside the ring-fence, both as direct subsidiaries of RBSG.

NatWest Holdings Limited (NatWest Holdings)
The transfer of certain parts of NatWest Markets Plc’s (formerly RBS plc renamed in Q2 2018) Central items due to be included in the ring-fenced bank to the Group was completed in Q2 2018, this included certain property portfolios and Treasury balances including the covered bond programme. This was followed by the transfer of NatWest Holdings to RBSG on 2 July 2018 to create a separate RFB.

The second phase of ring-fencing related transfers, involving certain markets product transfers from NatWest to NWM Plc is expected to complete later in 2018.

Capital reduction
A capital reduction was completed on 2 July 2018 including the transfer of NatWest Holdings (the Groups direct parent company) from NatWest Markets Plc to RBSG.

NatWest Group Holdings Corp.
NatWest Group Holdings Corp (NWGH) which wholly owns NatWest Markets Securities Inc. (NWMSI) (formerly RBS Securities Inc. renamed in Q2 2018) was transferred to NatWest Markets Plc (formerly RBS plc) in Q1 2018. NWGH was previously a direct subsidiary of NatWest.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Matt Waymark	Investor Relations	+44 (0) 20 7672 1758

Risk factors

Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the 2017 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the Group’s 2017 Annual Report and Accounts risk factor disclosures. A fuller description of these and other risk factors is included on pages 198 to 230 of the 2017 Annual Report and Accounts.

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The Group’s operations are highly dependent on its and the RBS Group’s IT systems and the RBS Group and the Group are exposed to cyberattacks. A failure of its or the RBS Group’s IT systems (including as a result of the lack of or untimely investments) or a failure to prevent or defend itself from (and provide, as appropriate, notification of them) could adversely affect the Group’s operations, results of operations, competitive position and reputation and could expose the RBS Group or the Group to regulatory sanctions and costly remediation work.
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The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with the UK ring-fencing regime and recovery and resolution requirements as well as the Alternative Remedies Package (which is being implemented in connection with the business previously described as Williams & Glyn). Material structural changes to the RBS Group’s operations and business will also be required as a result of Brexit. These various transformation and restructuring activities (including the run-down or sale of certain portfolios and assets) are costly and complex and are required to occur concurrently which carries significant execution and operational risks.
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The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other risks arising out of geopolitical events and political developments. In particular, the Group is subject to political risks, as well as economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum) and more generally arising from changes in UK government policies, including as a shareholder of RBSG. Following the EU Referendum, and pursuant to the exit process triggered under Article 50 of the Treaty on the European Union, the UK is scheduled to leave the European Union on 29 March 2019. The terms of such departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties are currently unclear and subject to significant uncertainty. In preparation for leaving the EU, the European Union (Withdrawal) Act received Royal Assent on 26 June 2018 and secondary legislation is in the process of being released. Together with other global risks including risks arising out of geopolitical events, these uncertainties as well as the impact on the UK’s political, economic, trading and legal frameworks could adversely impact the Group’s business, results of operations, financial condition and prospects.
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As part of its transition to become compliant with the UK ring-fencing regime, NatWest is in the process of establishing stand-alone market-facing capabilities for derivatives, foreign exchange and fixed income to manage funding and market risk in NatWest. NatWest is now a direct member of GBP and EUR payment systems and a direct member of LCH. As a result, NatWest now has additional operational risk in its day to day activities.
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Effective management of the RBS Group’s and the Group’s capital is critical to their ability to comply with internal risk appetite, reflect idiosyncratic risks, operate their businesses, comply with regulatory obligations, pursue the RBS Group’s transformation programme and current strategies, effect dividend payments to NWH and pursue its strategic opportunities. In the context of the evolving regulatory framework relating to the resolution of financial institutions in the UK, changes to the funding and regulatory capital framework may be made requiring the RBS Group to meet higher capital levels than the RBS Group anticipated within its strategic plans and affect the RBS Group’s funding cost. This will in turn impact the Group’s funding costs given that the Group’s gone concern capital is satisfied by down streamed resources allocated from RBS Group to NWH and then in turn to the Group. Failure by the RBS Group or the Group, as it relates to its solo regulatory position, to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation and may result in distribution restrictions for RBSG or adversely impact existing RBSG shareholders. It is therefore important that the Group puts in place an effective risk appetite framework in place, the ability to monitor performance relative to risk appetite and a set of remedial actions that it could undertake should a breach of that framework either materialise or forecast to materialise. In addition, the ability of the RBS Group and the Group to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding. The Group’s borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group’s senior unsecured credit ratings, its ability to achieve higher credit ratings through secured funding programmes such as covered bonds, and, to a lesser extent, on the UK sovereign ratings and if the Group (or any other RBS Group entity) is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated, or encumbered assets to be pledged as collateral to support access to central bank facilities or those offered by third parties or it may result in higher funding costs which may impact the Group’s margins and profitability.

Risk factors

Summary of our principal risks and uncertainties continued
●
The Group relies on valuation, capital and stress test models to conduct its business, measure risk appetite, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators, including as part of mandated stress testing, may result in increased regulatory capital requirements or management actions and could have a material adverse effect on the Group’s business, capital and results.
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The Group’s ability to meet the targets and expectations which accompany the RBS Group’s transformation programme, including with respect to its cost reduction programme, its strategic costs and its ability to produce a profit, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.
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Operational risks are inherent in the Group’s businesses and these risks are heightened as the RBS Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package against the backdrop of legal and regulatory changes.
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The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.
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The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technological developments in the markets in which it operates.
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HM Treasury (or UKGI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.
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As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
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The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality or depressed asset valuations could arise due to prevailing economic and market conditions and legal and regulatory developments (including, for example, ongoing reforms with respect to LIBOR and other benchmark rates).
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The cost of implementing the Alternative Remedies Package could be more onerous than anticipated and any failure to comply with its terms could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations.
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The Group’s businesses are exposed to the effect of movements in interest rates and currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
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The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The Group’s results in future periods may be affected by changes to applicable accounting rules and standards.
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The Group’s operations entail inherent reputational risk.
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A failure in the Group’s risk management framework (including in respect of, but not limited to, conduct risk) could adversely affect the ability of the Group to achieve its strategic objectives.
●
The Group’s businesses are subject to substantial regulation and oversight, including from prudential and competition authorities. Significant regulatory developments (including, for example, ongoing reform with respect to LIBOR and other benchmark rates and the recent General Data Protection Regulation, which came into effect in May 2018) and increased scrutiny by the Group’s key regulators have had, and may continue to have, the effect of increasing financial, operational, compliance and conduct risks as well as related costs. These regulatory developments could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
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The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.
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Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS Group and the Group’s regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), the Group’s transition to establish standalone market-facing capabilities in the areas of derivatives, foreign exchange and fixed income, structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS Group and the Group’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS Group and the Group’s exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS Group and the Group’s future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in the Group's UK 2017 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as of the date of this document and RBS Group and the Group do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Appendix

IFRS 9 policies1

(1)	Consistent with the IFRS 9 Transition report published on 23 February 2018

Accounting policies (Within the scope of EY’s review report)

The RBS accounting policies that have been significantly changed as a result of the implementation of IFRS 9, applicable with effect from 1 January 2018, are set out below. The full description of accounting policies is set out in the 2017 Annual Report and Accounts.

1. Presentation of accounts
As set out in the 2017 Annual Report and Accounts the accounts are prepared on a going concern basis (see the Report of the directors, page 112) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006.

14. Financial instruments
On initial recognition, financial instruments are measured at fair value. Subsequently they are measured as follows: designated at fair value through profit or loss; amortised cost, the default class for liabilities; fair value through profit or loss, the default class for assets; or financial assets may be designated as at fair value through other comprehensive income. Normal purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Designated as at fair value through profit or loss – a financial instrument may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an financial liability that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Amortised cost assets – have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is solely to hold assets to collect contractual cash flows; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Amortised cost liabilities – all liabilities that are not subsequently measured at fair value are measured at amortised cost.

Assets at fair value through other comprehensive income – assets have to meet both the following criteria:
(a)
the asset is held within a business model whose objective is both to hold assets to collect contractual cash flows and selling financial assets; and
(b)
the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

An equity instrument may also be designated irrevocably at fair value through other comprehensive income; realised gains and losses are not recognised in the income statement.

Fair value through profit or loss - a financial liability is measured at fair value if it arises from: a financial guarantee contract; a commitment to lend at below market rates; an obligation arising from the failed sale of an asset; or a contingent consideration for a business acquisition. Fair value through profit or loss is the default classification for a financial asset.

Reclassifications – financial liabilities cannot be reclassified. Financial assets are only reclassified where there has been a change in the business model.

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments.

Business model assessment – business models are assessed at portfolio level, being the level at which they are managed. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager’s remuneration and the ability to monitor sales of assets from a portfolio. The criteria for classifying cash flows as solely principal and interest are assessed against the contractual terms of a facility, with attention to leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest.

Accounting policies (Within the scope of EY’s review report)

15. Impairments
At each balance sheet date each financial asset or portfolio of advances measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. On a significant increase in credit risk, credit losses are rebased from 12 month to lifetime expectations. A change in credit risk is typically but not necessarily associated with a change in the expected cash flows.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

The costs of loss allowances on assets held at amortised cost are presented as impairments in the income statement. Allowances in respect financial guarantees and loan commitments are presented as other liabilities and charges recorded within impairments. Financial assets held at amortised cost are presented net of allowances except where the asset has been wholly or partially written off.

17. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

Where contractual cash flows are modified, but there is no derecognition event, the gross carrying amount is recalculated using the original effective interest rate and a modification gain / loss is recognised. Where this modification arises on forborne or defaulted assets this is booked within impairments.

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

20. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised.

Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

Accounting policies (Within the scope of EY’s review report)

21. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

22. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Accounting policies (Within the scope of EY’s review report)

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Default / credit impairment
To determine the risk of a default occurring, management applies a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted are shown as credit impaired. RBS uses 90 days past due as a consistent measure for default across all product classes. The population of credit impaired assets is broadly consistent with IAS 39, though measurement differs because of the application of MES. Assets that were categorised as potential problems with no impairment provision are now categorised as Stage 3.

Default aligned to loss events, all financial assets where an impairment event has taken place - 100% probability of default and an internal asset quality grade of AQ10 - are classed as non-performing.

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place: - RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security; - the customer is past due more than 90 days.
For Retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)
PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.
Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.
The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels. For Retail, the prevailing economic conditions at the reporting date (point in time) are used.

Significant increase in credit risk (SICR)
A framework incorporating both quantitative and qualitative measures aligned to the Group’s current risk management framework has been established. Credit deterioration will be a management decision, subject to approval by governing bodies such as the Group Provisions Committee.

The staging assessment requires a definition of when a SICR has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management has established an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined
		Not applicable.	Not applicable.
Forward-looking and multiple scenarios
The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.
		Financial asset carrying values based upon the expectation of future cash flows.	Not applicable.

Key IFRS 9 terms and differences to current accounting and regulatory framework (Within the scope of EY’s review report)

Attribute	IFRS 9	IAS 39	Regulatory
Loss given default (LGD)
LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view albeit with conservatism and downturn assumptions generally removed.
Regulatory LGD values are often used for calculating collective and latent provisions; bespoke LGDs are also used.
An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery.
 LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows:- it includes the effect of amortisation; and - it caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns.
Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)
The reference date used to assess a significant increase in credit risk is as follows. Term lending: the date the facility became available to the customer. Wholesale revolving products: the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer. Retail Cards: the account opening date or, if later, the date the card was subject to a regular three year review or the date of any subsequent limit increases. Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.
		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Not applicable.
Modification
A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition. A modification requires immediate recognition in the income statement of any impact on the carrying value and effective interest rate (EIR) or examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).
		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable.

The key elements of Classification and measurement

The classification and measurement of financial assets has been changed under IFRS 9 to more closely follow the product characteristics and business intent rather than being primarily influenced by asset class:
o
Amortised cost is used only where products are relatively straight-forward (in this sense meaning the cash-flows represent principal and interest, being the time value of money) and where the business intends to hold the asset to collect those cash-flows.
o
If the business intends to sell such assets from time to time (hold to collect and sell) they are amortised to profit and loss, but fair valued on the balance sheet (similar to available-for-sale under IAS 39).
o
For financial assets that are more complex or where the business intends to trade them then they are fair valued with movements going to profit and loss.

Concluding on how individual business areas within RBS operate influences the choice of classification and subsequent measurement. In most cases, RBS has concluded on classifications that have similar measurement approaches to those that had been applied under IAS 39 and represent the intent to hold assets (amortised cost).

Some assets have component elements that are not straight-forward, such as leveraged products or those with embedded derivatives, where fair value must be applied. However, judgement is applied in considering structured interest and credit linked products to assess whether these features significantly influence future cash flows.

Key elements of impairment provisions
Main judgements that have financial impact

IFRS 9 introduces additional complexity into the determination of credit impairment provisioning requirements; however, the building blocks that deliver an ECL calculation already existed within the organisation. Existing Basel models have been used as a starting point in the construction of IFRS 9 models, which also incorporate term extension and forward-looking information.

There are five key areas that could materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three to their application:

Model build:
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The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).
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The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

Model application:
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The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.
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The determination of asset lifetimes that reflect behavioural characteristics whilst also representing management actions and processes (using historical data and experience).
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The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Critical judgements relating to impairment loss determination

Policy elections or simplifications
In addition to the five critical judgments summarised above, which are relevant from period to period, there is one further significant judgment that is made as a one-off exercise to support the day one implementation: this is the application of the new IFRS 9 models to the determination of origination date metrics. Since it is not possible to determine the economic forecasts and alternative scenarios going backwards in time it is necessary to use a series of assumptions to enable this process. RBS has assumed a flat forward view for all dates historically.

There are some other less significant judgments, elections and simplification assumptions that inform the ECL process; these are not seen as ‘critical’ in determining the appropriate level of impairment but represent choices taken by management across areas of estimation uncertainty. The main examples of these are:
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Models – e.g. in the case of some low default portfolios, Basel parameter estimates have been applied for IFRS 9.
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Discounting of future losses – the ECL calculation is based on expected future cash-flows. These are discounted using the EIR – for practical purposes, this is typically applied at a portfolio level rather than being established and operated at an individual asset level; and
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MES – it is the selection of the central (or base) scenario that is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities. Different approaches to model MES around the central scenario have all been found of low significance for the overall ECL impact.

IFRS 9 Credit risk modelling
IFRS 9 introduces lifetime ECL for the measurement of credit impairment. This requires the development of new models or the enhancement of existing Basel models. IFRS 9 ECLs are calculated using a combination of:
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Probability of default (PD);
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Loss given default (LGD); and,
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Exposure at default (EAD).

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of a significant increase in credit risk (SICR) criteria.

IFRS 9 ECL model design principles?
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
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Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
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Point-in-time - recognise current economic conditions;
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Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
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For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in Stages 2 and 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs do not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. Due to data availability two practical measures have been taken:
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Where model inputs were not available at the point of initial recognition the earliest available robust metrics are used. For instance, since Basel II was introduced in 2008, the earliest available and reliable production Basel PDs range from between December 2007 and April 2008 depending on the portfolio; and
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Economic conditions at the date of initial recognition are assumed to remain constant from that point forward.

Critical judgements relating to impairment loss determination

IFRS 9 ECL model design principles
PD estimates
Wholesale Models
Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one year regulatory PDs into point-in-time estimates that reflect current economic conditions across a comprehensive set of region/industry segments.

One year point-in-time PDs are then extrapolated to multi-year PDs using a conditional transition matrix approach. The conditional transition matrix approach allows the incorporation of forward-looking information by adjusting the credit state transition probabilities according to projected, forward-looking changes of credit conditions in each region/industry segment.

This results in forward-looking point-in-time PD term structures for each obligor from which the lifetime PD for a specific exposure can be calculated according to the exposure’s residual contractual maturity.

Retail Models
Retail PD models use an EMV approach to model default rates by taking into account Exogenous (macro-economic), Maturity and Vintage (EMV) effects. This EMV methodology has been widely adopted across the industry as it enables forward-looking information to be modelled separately by isolating exogenous effects. Forward-looking information is incorporated by fitting the relevant stress testing model to the exogenous component and utilising forecasts of the relevant macro-economic factors.

The models produce quarterly PDs, which can be accumulated over four quarters to provide Stage 1 one year PDs and over the remaining lifetime to provide lifetime PDs for accounts in Stage 2.

LGD estimates
The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, current and forward-looking economic information is incorporated into the LGD estimates using the existing CCI framework. For low default portfolios (e.g. Sovereigns) loss data is too scarce to substantiate estimates that vary with systematic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

For Retail, forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Initial analysis indicated minimal impact for the other Retail portfolios.

EAD estimates
For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

For loans in the Wholesale portfolio, amortisation profiles are applied to the outstanding balances, rather than modelling the future behaviour.

The IFRS 9 Retail modelling approach for EAD is dependent on product type.
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Revolving products leverage the existing Basel models, with appropriate adjustments and incorporating a term structure based on time to default.
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Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.
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There is no EAD model for Personal loans; instead, debt flow (i.e. combined PD x EAD) is directly modelled.

Critical judgements relating to impairment loss determination

Initial analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Significant increase in credit risk
Exposures that are considered significantly credit deteriorated since initial recognition should be classified within Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across the bank and align to credit risk management practices.

The framework comprises the following elements:
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IFRS 9 lifetime PD assessment (the primary driver) - on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD.
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Qualitative high risk backstops - The PD assessment is complemented with the use of qualitative high risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, heightened monitoring on Wholesale, adverse credit bureau on Retail.
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Persistence - Retail only: The persistence rule ensures that accounts that have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for a set number of months thereafter. This additional rule enhances the timeliness of capture in Stage 2; it is a Retail methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:
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Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.
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Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.
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Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Asset lifetimes The choice of initial recognition and asset duration (lifetime) is another critical judgement in determining quantum of lifetime losses that apply.
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The date of initial recognition should reflect the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at this time provides the baseline used for subsequent determination of SICR.
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For asset duration, the approach applied (in line with IFRS 9 requirements) are:
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Term lending: the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected pre-payment and amortisation);
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Revolving facilities: for Retail portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For wholesale portfolios, asset duration is based on annual counterparty review schedules and will be set to the next review date.

In the case of Credit Cards, the most significant judgement is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence RBS uses a 36-month fixed lifetime approach on credit card balances. If RBS uncapped its approach the ECL impact is currntly estimated to be between £75 million and £80 million.
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The approach reflects RBS practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9.
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The lack of balance transfers helps RBS in adopting a three-year life. A return to this market would require a bespoke approach that would be likely to carry higher lifetimes.
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Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between 3-10 years. Across Europe durations are shorter and are, in some cases, as low as one year.

Primary economic loss drivers and base case scenarios used in IFRS 9 modelling
The forecasts applied for IFRS 9 are those used for financial planning. Portfolio segmentation and selection of economic loss drivers follow closely the approach already used in stress testing. To enable robust modelling, the two or three primary economic factors impacting loss for each portfolio are selected; this involves empirical analysis and expert judgment.

Critical judgements relating to impairment loss determination

The typical primary economic loss drivers for Retail portfolios include UK and Irish GDP, Unemployment rate (UNP), House price index (HPI), and Base rate for UK and Irish portfolios as relevant. In addition to some of these loss drivers, for Wholesale portfolios, World GDP is a primary loss driver.

Alternative assumptions for the central base case scenario and related key economic variables would result in different ECL outcomes. To illustrate this potential for ECL variability, set out below are the average over the five year planning horizon (2018 to 2022 inclusive) used in the most recent planning cycle.

Table below provides summary of the average, minimum and maximum for some of these key economic variables, updated in H1 2018 to reflect latest Bank of England variables:

Base case economic variables for 2018 - 2022	Average	Minimum	Maximum
UK GDP – % change year on year	1.8	1.5	2.0
UK unemployment (%)	4.9	4.5	5.1
UK HPI – % change year on year	2.2	1.1	5.0
BOE base rate (%)	1.01	0.50	1.25
Irish GDP – % change year on year	3.2	2.4	8.3
Irish unemployment (%)	6.0	5.9	6.2
Irish HPI – % change year on year	5.5	4.2	9.7
ECB base rate (%)	0.57	0.00	1.32
World GDP – % change year on year	2.8	2.3	3.2

Note:
(1) Unemployment rate (16 years and over seasonally adjusted).

RBS’s approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

Retail
The approach to MES for Retail portfolios is based on using discrete scenarios, where the latest base case is applied to reflect the forward-looking element of the model (the Single economic scenario view, with a probability of 30%) and probability-weighting the outputs from a further four bespoke scenarios - a base case upside and downside (each with a 20% probability) - and an additional upside and downside (each with 15% probability) - are used to provide the MES view.

The modelled impact is small, and management continue to hold an overlay to account for the limited effect of non-linearity within the portfolios. The impact of overlay for MES is small on Retail portfolios (for UK PBB 6.5% of Stage 1 and Stage 2 ECL at H1 2018).

Wholesale
As in Retail, the ‘central scenario’ is the bank’s internal base case. The methodology to model the impact of MES around the central scenario is based on a Monte Carlo simulation approach. This involves simulating a large number of alternative scenarios around the CCI projection that corresponds to the central macro base case. The resulting forward-looking PD and ECL projections are then averaged across all simulated scenarios to form multi scenario expectations. To ensure tractability the simulations are performed off-line and applied in the form of adjustment scalars to the single base case results in implementation.

The impact of MES on Wholesale portfolios was small (2.5% of Stage 1 and Stage 2 ECL).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2018

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary